Exhibit 99.1

Agria Names Alan Lai as Executive Chairman

BEIJING (March 25, 2013) - Agria Corporation ( NYSE : GRO ) (the "Company" or "Agria") today announced that its Board of Directors has named Alan Lai, currently the Chairman of the Board of Agria, as Executive Chairman of the Company's Board of Directors, effective immediately.

Mr. Lai has served as Chairman of the Company's Board of Directors since 2007. As Executive Chairman, Mr. Lai will continue to lead the Company's Board of Directors and remain actively involved in the Company's strategic planning, corporate development and corporate governance.

"We are pleased that Alan has agreed to serve as Executive Chairman of the Company," said Sean Shao, independent director and a member of Agria's Transition Committee. "I have worked closely with Alan over the past several years and he has been intimately involved in the strategic planning and execution of Agria's business. His insights and executive-level experience will continue to be tremendous assets as we move forward with our exciting growth and development initiatives. His active involvement with PGG Wrightson, as well as his chairmanship of PGW's Agritech sub-committee, will facilitate the strategic integration of PGW's technical capabilities and expertise with Agria's reach in China."

"I am pleased to assume a broader role as Executive Chairman of the Board at this important stage of Agria's development and look forward to working more actively with the management team as we move forward," said Mr. Lai. "I am confident Agria is well-positioned to drive leadership in the market through our significant innovations in seed products and agriculture services. My experience of leading Agria's executive teams in China has been very encouraging thus far. We have seen significant growth opportunities for our seeds business in China over the last year and, barring adverse weather conditions, expect our China seeds business to generate significant year-over-year revenue growth. I look forward to leading the Agria team alongside our PGW team to forge a better future and greater value for Agria and its shareholders."

With the appointment of Mr. Lai as Executive Chairman, the position of Chief Executive Officer is not expected to be filled in the near future. Agria will assess the need to fill this vacancy on a strategic and ongoing basis.

Mr. Lai joined Agria in 2007 and has served as Chairman of Agria's Board of Directors since June 2007 and as chairman of Agria's compensation committee since March 2010. Mr. Lai also served as Agria's Co-Chief Executive Officer from September 2007 to June 2008 and as the company's Chief Executive Officer from November 2008 to September 2009. Mr. Lai is also a Director of Brothers Capital Limited, Agria's largest shareholder. Mr. Lai founded Aero-Biotech Group Limited in 2005, which is a wholly-owned subsidiary of Agria Corporation, and serves as its Director. Mr Lai is a Director of PGG Wrightson Limited (NZSE : PGW ), a leading agricultural company and subsidiary of Agria Corporation. Over the course of his career, Mr. Lai has accumulated extensive experience in investments, mergers and acquisitions and management leadership expertise. He has invested in and established many successful businesses in the agriculture, animation, logistics and transportation, and pharmaceutical sectors in China, Hong Kong and internationally. Mr. Lai holds a Bachelor's degree in Accounting from Monash University, Melbourne, Australia, a Master's degree in Finance from The Chinese University of Hong Kong and is a Certified Public Accountant in Australia.

About Agria Corporation

Agria Corporation (NYSE : GRO ) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.